

Catlin Group Limited
26 April 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Catlin Group Limited

2. Name of shareholder having a major interest

FMR Corp, Fidelity International Limited, Edward C Johnson 3d

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FMR Corp and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries both being non-beneficial holders

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

606,700	FIL	Bank of New York Europe London Total
480,052	FIL	Brown Bros Harriman Ltd Lux Total
2,146,039	FISL	JP Morgan Bournemouth Total
4,000	FMRCO	JP Morgan Chase Bank Total
51,546	FMRCO	State Street Bank and Trust Co Total
202,700	FPM	Bank of New York Brussels Total
40,511	FPM	BNP Paribas Frankfurt Total
35,200	FPM	Clydesdale Bank PLC Total
260,512	FPM	HSBC Bank PLC Total
744,380	FPM	JP Morgan, Bournemouth Total
49,800	FPM	Mellon Bank Total
590,656	FPM	Northern Trust London Total
1,087,219	FPM	State Street Bank and Trust Co London Total
6,300,315		**Grand Total Ordinary Shares**

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Common shares

82-34808.

10. Date of transaction

N/A

11. Date company informed

26 April 2005

12. Total holding following this notification

6,300,315

13. Total percentage holding of issued class following this notification

4.09%

14. Any additional information

....

15. Name of contact and telephone number for queries

....

16. Name and signature of authorised company official responsible for making this notification

James Burcke

Date of notification

1 March 2005